February 7, 2018

Via EDGAR

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: The ONE Group Hospitality, Inc. (File No. 333-222389)

Registration Statement on Form S-1

Filed January 2, 2018

Dear Ms. Parker,

On behalf of The ONE Group Hospitality, Inc. (the “Company”), the following responses are provided to the comments submitted to Emanuel Hilario, the Company’s President and Chief Executive Officer, by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated January 25, 2018 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Form S-1”) filed on January 2, 2018. The responses are keyed to the number of the comments in the Letter, which are restated below in italics for convenient reference.

Registration Statement on Form S-1 filed January 2, 2018

Incorporation of Certain Documents by Reference, page 36

1. It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not filed your annual report for your most recently completed fiscal year. Please revise your registration statement to provide all disclosures from Items 3 through 11 of Form S-1 that was otherwise being incorporated by reference into the registration statement and remove references to such incorporation by reference, or advise. See General Instruction VII.C to Form S-1.

Response: In response to the Staff’s comment, the Company would like the Commission to consider that the offering took place on November 15, 2017, with the anticipation that no shares will be issued under this Form S-1 until approximately May 15, 2018.

411 West 14th StreeT, New York, NY 10014 | 646.624.2400 | togrp.com

Given this fact, the Company intends to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, on or about March 28, 2018. Within this filing, the Company intends to include the information required by Items 3 through 11 of Form S-1 (the “Information”). The Company will then file an amendment to the Form S-1, incorporating by reference the Information and making such other updates and modifications as may be appropriate.

2. In that regard please also revise to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2017. For guidance, refer to question 117.05 of our Regulation S-K Compliance and Disclosure Interpretation.

Response: In response to the Staff’s comment and expanding on the Company’s response above to the Staff’s comment #1, the Company intends to include the information required by Item 402 of Regulation S-K within Item 11 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned or Linda Siluk, Interim Chief Financial Officer, at (646) 624-2400.

Sincerely,

/s/ Emanuel Hilario

Emanuel Hilario

President and Chief Executive Officer

411 West 14th StreeT, New York, NY 10014 | 646.624.2400 | togrp.com